Exhibit 99.2

ARQIT QUANTUM INC.
7TH FLOOR, NOVA NORTH
11 BRESSENDEN PLACE
LONDON
ENGLAND SW1E 5BY

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Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 09/06/2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/ARQQ2023**
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The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees

	For	Against	Abstain
1a. CARLO CALABRIA	☐	☐	☐
1b. NICHOLAS POINTON	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000618017_1 R1.0.0.6

0000618017_2 R1.0.0.6 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com ARQIT QUANTUM INC. Annual Meeting of Shareholders September 7, 2023 3:00 PM (BST) This proxy is solicited by the Board of Directors The undersigned hereby appoints David Williams and Patrick Willcocks as proxies, each with the power to act alone and to appoint a substitute, and authorizes each of them to represent and vote as specified on the other side of this proxy, all ordinary shares of Arqit Quantum Inc. that the undersigned is entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 p.m. (British Summer Time) on Thursday, September 7, 2023, at 7th Floor, Nova North, 11 Bressenden Place, London, England SW1E 5BY, or attend virtually only at www.virtualshareholdermeeting.com/ARQQ2023 and all adjournments thereof. The shares represented by this proxy will be voted as specified on the other side. If no choice is specified, this proxy will be voted FOR the proposal. The proxies are authorized, in their discretion, to vote such shares upon any other business that may properly come before the Annual General Meeting. Continued and to be signed on reverse side